Exhibit 23.2
When the transactions referred to in note 13 of the notes to consolidated financial statements have been consummated, we will be in a position to render the following consent.
/s/ KPMG LLP
Consent of Independent Registered Public Accounting Firm
The Board of Directors
ADS Tactical, Inc.:
We consent to the inclusion in this registration statement on Form S-1 and related prospectus of ADS Tactical, Inc. of our report dated February 8, 2011, except as to note 13, which is as of           , 2011 with respect to the consolidated balance sheets of ADS Tactical, Inc. and subsidiary as of December 31, 2008 and 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and to the reference of our firm under the heading “Experts” in the registration statement and related prospectus.
Norfolk, Virginia
February 8, 2011